UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

Pharmasset, Inc.

(Name of Subject Company)

Pharmasset, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

With copies to:

Matthew G. Hurd

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pharmasset, Inc., a Delaware corporation (the “Company”) on December 6, 2011 and as subsequently amended. The Schedule 14D-9 relates to the tender offer by Royal Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Royal Merger Sub II Inc., a Delaware corporation (“Merger Sub II” and together with Gilead and Merger Sub, the “Offerors”) and an indirect wholly-owned subsidiary of Gilead, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $137.00 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, originally filed by the Offerors with the SEC on December 6, 2011 and as subsequently amended. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated by reference therein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Completion of the Offer.

At 12:00 midnight, New York City time, on January 12, 2012, the Offer expired as scheduled and was not extended. The Company was advised by the depositary for the Offer that, as of the Expiration Time, a total of approximately 72,041,926 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 95% of the currently outstanding Shares (including approximately 5,529,352 Shares delivered through notices of guaranteed delivery, representing approximately 7% of the Shares outstanding). On January 12, 2012, the rights of Merger Sub under the Merger Agreement were assigned to Merger Sub II, and all references to “Purchaser” in this Schedule 14D-9 shall be deemed to refer to Merger Sub II.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the depositary for the Offer for such Shares.

Purchaser currently intends to exercise its Top-Up Option, pursuant to which the Company will issue Shares to Purchaser at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Gilead could effect a short-form merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, if applicable, Purchaser and Gilead will have sufficient voting power to approve the Merger without the affirmative vote of any other holder of Shares. Accordingly, Purchaser and Gilead intend to effect a short-form merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Gilead. In the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Gilead, Purchaser or any of their direct or indirect wholly-owned subsidiaries, (ii) Shares owned by the Company or its subsidiary and (iii) Shares held by holders of Shares who properly demand appraisal for their Shares under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

Departure and Appointment of Directors.

In accordance with the Merger Agreement, each of P. Schaefer Price, M.B.A., Elliot F. Hahn, Ph.D., and Michael K. Inouye resigned from the Board and from all committees of the Board on which such directors served, effective as of the Acceptance Time. Each resigning director resigned pursuant to the provisions of the Merger Agreement, and no director resigned from the Board because of any disagreements with the Company on any matter relating to the Company’s operations, policies, or practices. Herbert J. Conrad, William J. Carney and Robert F. Williamson III remain directors of the Company and are expected to continue as directors until the consummation of the Merger.

In addition, effective as of the Acceptance Time, the Board appointed the following individuals as members of the Board: John F. Milligan, Ph.D., Robin L. Washington and Brett A. Pletcher as Class I directors; Gregg H. Alton and Kevin Young as Class II directors; and Muz Mansuri, Ph.D. and Norbert W. Bischofberger, Ph.D. as Class III directors. Such persons were designated for appointment as directors of the Company by Purchaser pursuant to the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHARMASSET, INC.

Dated: January 12, 2012	By:	/s/ P. Schaefer Price
	Name:	P. Schaefer Price
	Title:	President and Chief Executive Officer